FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February 2001

Rubicon Minerals Corporation

(Translation of Registrant's Name into English)

888 – 1100 Melville Street, Vancouver, British Columbia, V6E 4A6, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F √ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ________________

RUBICON
MINERALS CORPORATION

NEWS RELEASE

TIER 1 CDNX - SYMBOL: RMX FEBRUARY 5, 2002

RUBICON COMMENCES 10,000 FOOT DRILL PROGRAM AT McCUAIG GOLD PROJECT, RED LAKE, ONTARIO

- Agreement signed giving Rubicon option to earn an additional 10% in the project -

David W. Adamson, President and CEO of **Rubicon Minerals Corporation (RMX.CDNX)** is pleased to announce that drilling has commenced for a 10,000 foot drill program on the McCuaig gold project, Red Lake, Ontario. Drilling commenced in early February and will target a gold-bearing structural zone discovered in 2001 (see news release of March 8, 2001). Rubicon has a 50% interest in the project with 50% partner Golden Tag Resources Ltd.

Rubicon is also pleased to announce that it has signed a definitive Joint Venture agreement (McCuaig Red Lake Joint Venture) with Golden Tag. This Joint Venture agreement contains a new provision that allows Rubicon to earn an additional 10% interest in the McCuaig project by funding the next $522,000 (net of over-contributions) in drilling related expenditures. Of this sum, $325,000 must be expended in the winter 2002 program. If Rubicon fails to meet the expenditure commitments, then Golden Tag will have the right to fund back to a 50% participating interest in the project. Should results merit, Rubicon has sufficient flow through funds in place to fund the required $522,000 expenditure to earn a 60% interest in the McCuaig Red Lake Joint Venture during the winter 2002 drill program. Accordingly, Rubicon has provided notice to Golden Tag that it has exercised the option to earn an additional 10% in the McCuaig Red Lake Joint Venture.

The McCuaig gold project is strategically located on the prolific Red Lake Mine Trend (22 million ounces past gold production and current reserves). Over the last four years, Rubicon has documented the presence of a major ultramafic body with well-developed alteration and structure that are indicative of a setting similar to the major gold mines in the Red Lake gold camp (see news release of April 20, 2001).

Rubicon Minerals Corporation is a well-funded junior exploration company with over 300 square kilometres of land holdings in the prolific Red Lake gold camp of Ontario. The Red Lake gold camp hosts two high-grade, world class gold mines including Goldcorp's Red Lake Mine which has a reserve of 4.3 million ounces of gold with an average grade of 1.33 ounces of gold per ton, including the High Grade Zone of 3.76 million ounces of gold with an average grade of 2.02 ounces of gold per ton.

RUBICON MINERALS CORPORATION

"David W. Adamson"

President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations
Toll free: 1.866.365.4706 E-mail: bcavalluzz@aol.com
Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC V6E 4A6

RUBICON
MINERALS CORPORATION

NEWS RELEASE

TIER I CDNX - SYMBOL: RMX FEBRUARY 6, 2002

$1,000,000 EXPLORATION PROGRAM PLANNED BY RUBICON AT RED LAKE

- 18,000 feet of drilling commenced with JV partner AngloGold -

VANCOUVER, CANADA: **David W. Adamson**, President and CEO of **Rubicon Minerals Corporation (RMX.CDNX)** is pleased to announce that a diamond drill program has commenced on the Red Lake Joint Venture (RLJV). The program, utilizing two drill rigs at present, will be fully funded by RLJV partner AngloGold and is part of a drill-intensive 2002 exploration budget that has been approved by AngloGold (Canada) Exploration Company. The first phase drill program will include 18,000 feet of diamond drilling to test three main target areas.

The three prime target areas to be tested by drilling have been developed through exploration by the RLJV over the past two years, and are as follows:

- <u>The Dorion- McCuaig Corridor Target (DMC)</u>

The two kilometre long Dorion-McCuaig Corridor (DMC) lies ***on strike to 22 million ounces of past gold production and current reserves***. The under-explored DMC target shows many similarities with the Campbell-Red Lake gold system which hosts the high-grade Goldcorp and Placer Dome mines.

The DMC target contains previously unrecognized, extensively altered ultramafic rocks over a minimum three-kilometre strike length. These, coupled with intense alteration and structure associated with high-grade gold occurrences, make the DMC a prime exploration target. The following gold assays have been returned from surface sampling and shallow drilling in a small part of the target area centred on Dorion Island:

0.46 oz/ton gold over 3.61 feet (15.80 g/t over 1.10 metres) - drill hole 90-03
1.31 oz/ton gold over 1.64 feet (44.82 g/t over 0.50 metres) - surface chip sampling
1.73 oz/ton gold over 1.11 feet (59.18 g/t over 0.34 metres) - surface chip sampling
0.42 oz/ton gold over 1.31 feet (14.30 g/t over 0.40 metres) - hole 98-11
2.63 oz/ton gold over 0.50 feet (90.00 g/t over 0.15 metres) - hole 89-10

- <u>The Slate Bay Target</u>

The Slate Bay Target lies approximately three kilometres west of the DMC target. It encompasses an extensive area of mineralization containing 0.1 oz/ton gold over 60.34 feet (3.44 g/t Au over 21 metres from chip sampling; see PR2001-03 for more details). The target is associated with a 2.3 kilometre long, and up to 700 metre wide, very strong induced polarization chargeability anomaly. Encouraging results were obtained in a six hole, 5500 foot, drill program completed in October 2001 by the RLJV in which broad gold zones were documented in this new area of the district but in a geological setting interpreted to be similar to the major producing gold mines in the Red Lake gold camp. Drilling in 2002 will be directed at testing along strike of previous 2001 drilling and may also include extending one or more previous drill holes.

- <u>The Humlin Target</u>

The Humlin target is associated with extensive ultramafic units, strong alteration and intense structure in a setting interpreted to be similar to the major mines in the Red Lake gold camp. Large parts of the Humlin target have not been explored or drilled. Phase I drilling will be aimed at testing priority targets within this target area.

The RLJV program is in addition to a 10,000-foot drill program currently underway at the McCuaig property, which was announced earlier this week. The McCuaig property is also located in the Red Lake gold camp and is currently a 50/50 joint venture with Golden Tag Resources with Rubicon having the right to earn an additional 10% interest. Mr. Adamson stated: "With the acquisition of the McFinley Gold Project and a multi-rig, 28,000 foot drill program underway at the RLJV and McCuaig projects, Rubicon has solidified its' position as a dominant player in the Red Lake gold camp".

Rubicon Minerals Corporation is a well-funded junior exploration company with over 300 square kilometres of land holdings in the prolific Red Lake gold camp of Ontario. The Red Lake gold camp hosts two high-grade, world class gold mines including Goldcorp's Red Lake Mine which has a reserve of 4.3 million ounces of gold with an average grade of 1.33 ounces of gold per ton, including the High Grade Zone of 3.76 million ounces of gold with an average grade of 2.02 ounces of gold per ton.

RUBICON MINERALS CORPORATION

"David W. Adamson"

President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations
Toll free: 1.866.365.4706 E-mail: bcavalluzz@aol.com
Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC V6E 4A6

RUBICON
MINERALS CORPORATION

NEWS RELEASE

TIER 1 CDNX - SYMBOL: RMX FEBRUARY 11, 2002

RUBICON MINERALS CORPORATION ADOPTS SHAREHOLDER RIGHTS PLAN

Vancouver, British Columbia: **Rubicon Minerals Corporation** (**RMX.CDNX**) announced today that on February 11, 2002 its Board of Directors adopted a Shareholder Rights Plan. In making the announcement, David Adamson, President and CEO said, "While we are not aware of any pending or threatened takeover bid, we consider the adoption of the plan to be a prudent move at this time."

The purpose of the Plan is twofold. Firstly, it will provide the Board of Directors and shareholders of Rubicon additional time to assess any offers to acquire shares of the Company and, where appropriate, to enable the Board of Directors to explore and develop alternatives to maximize shareholder value. Secondly, it will encourage fair treatment of all shareholders in connection with any takeover bid for the Company. In its deliberations concerning the implementation and terms and conditions of the Plan, the Board of Directors sought and obtained the services of an independent financial advisor.

The Plan is effective February 11, 2002, but in accordance with stock exchange requirements it will be submitted to the shareholders of the Company for confirmation at the Company's 2002 Annual General Meeting. If shareholders do not confirm the Plan at the meeting, the Plan and the Rights will terminate and cease to be effective.

The Plan is not intended to block takeover bids. The Rights issued under the Plan become exercisable only if a person, or a group of persons acting in concert, acquires 20 per cent or more of the outstanding common shares of Rubicon. The Rights are not triggered by a "permitted bid", which is a bid made for all common shares to all common shareholders by way of a takeover bid circular that remains open for not less than 60 days and pursuant to which more than 50 per cent of the common shares held by independent shareholders are deposited and not withdrawn.

Rubicon Minerals Corporation is a well-funded junior exploration company with over 300 square kilometres of land holdings in the prolific Red Lake gold camp of Ontario. The Red Lake gold camp hosts two high-grade, world class gold mines including Goldcorp's Red Lake Mine which has a reserve of 4.3 million ounces of gold with an average grade of 1.34 ounces of gold per ton, including the High Grade Zone of 3.8 million ounces of gold with an average grade of 2.05 ounces of gold per ton. Included in Rubicon's Red Lake land package is the recently acquired 100% owned McFinley Gold Project. The strategically located McFinley Gold Project is considered to be the flagship asset of the Company and lies along a proven gold producing trend and covers approximately four kilometres of strike length potential.

RUBICON MINERALS CORPORATION

"David W. Adamson"

President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations
Toll free: 1.866.365.4706 E-mail: bcavalluzz@aol.com
Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC V6E 4A6

RUBICON
MINERALS CORPORATION

NEWS RELEASE

TIER 1 CDNX - SYMBOL: RMX FEBRUARY 18, 2002

RUBICON ARRANGES $3,000,000 BOUGHT DEAL PRIVATE PLACEMENT

VANCOUVER, CANADA: **David W. Adamson**, President and CEO of **Rubicon Minerals Corporation (RMX.CDNX)** is pleased to announce that the Company has agreed to sell 3,750,000 Units by way of a bought deal brokered private placement at a price of $0.80 per Unit for gross proceeds of $3,000,000.

Each Unit will consist of one Common Share and one half of a Common Share Purchase Warrant. Each whole Common Share Purchase Warrant will entitle the holder to purchase one Common Share at a price of $1.10 per Common Share for 12 months from the closing date and at $1.50 per Common Share for an additional six months. The Units will be subject to a minimum four month hold period from the date of closing. Haywood Securities Inc. ("Haywood") will act as Agent and will be entitled to receive a 7.0% cash commission and 10% broker's warrants (broker's warrants exercisable for 12 months with each whole broker's warrant able to purchase one Common Share at a price of $0.80). Haywood will also receive a corporate finance fee of $8,000. Net proceeds of the financing will be used to fund exploration on the Company's Red Lake assets, including the McFinley Gold Project, Ontario and for general working capital purposes. The private placement is subject to acceptance for filing by the Canadian Venture Exchange.

Rubicon Minerals Corporation is a well-funded junior exploration company with over 300 square kilometres of land holdings in the prolific Red Lake gold camp of Ontario. The Red Lake gold camp hosts two high-grade, world class gold mines including Goldcorp's Red Lake Mine which has a reserve of 4.3 million ounces of gold with an average grade of 1.34 ounces of gold per ton, including the High Grade Zone of 3.8 million ounces of gold with an average grade of 2.05 ounces of gold per ton. Included in Rubicon's Red Lake land package is the recently acquired 100% owned McFinley Gold Project. The strategically located McFinley Gold Project is considered to be a key asset of the Company and lies along a proven gold producing trend and covers approximately four kilometres of strike length potential.

All dollars in this release are in Canadian funds.

RUBICON MINERALS CORPORATION

"David W. Adamson"

President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations
Toll free: 1.866.365.4706 E-mail: bcavalluzz@aol.com
Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC CANADA V6E 4A6

RUBICON
MINERALS CORPORATION

NEWS RELEASE

TIER 1 CDNX - SYMBOL: RMX FEBRUARY 27, 2002

RUBICON ACQUIRES GOLD PROJECTS IN NEWFOUNDLAND

VANCOUVER, CANADA: David W. Adamson, President and CEO of **Rubicon Minerals Corporation (RMX.CDNX)** is pleased to announce that the Company has established large land positions in two emerging gold plays in the Province of Newfoundland.

Star Track Gold Project

The Company has acquired by staking and option, a 100% interest in an approximate 500 claim unit land position covering new gold targets in east-central Newfoundland. This large land position covers two prime early-stage gold exploration target trends:

i) The Star Track Trend - an extensive, gold-bearing, sheeted quartz-arsenopyrite vein system, and;
ii) The Stallion Trend - a large sediment-hosted "Carlin-type" gold setting with extensive development of "jasperoid" with anomalous gold values from limited preliminary grab samples, including a significant proportion with 1-2 g/t Au.

The early stage Star Track property acquisition of 46 claim units was made in early November 2001 as announced by a CDNX bulletin. This acquisition was followed by map-staking and subsequent agreements, including the NST Gold option agreement, with prospectors on other properties that now collectively comprise the Star Track Gold Project, which is well-located near Gander, Newfoundland.

Botwood Basin Gold Project

Rubicon Minerals has acquired options to earn 100% interest in approximately 740 claim units (Lewis A and Lewis B option agreements with Black Bart Prospecting) in the Botwood Basin gold area, east-central Newfoundland, through a combination of map-staking and agreements with prospectors. Barrick Gold and Agnico Eagle are actively exploring parts of this area with Altius Minerals. The Company believes the Botwood Basin Gold Projects are permissive for sedimentary-hosted gold and intrusive-related gold targets.

The signing of the property option agreements for the above gold projects involves aggregate on-signing cash payments of $2500 and share payments of 40,000 shares, subject to CDNX approval. Aggregate option terms of the NST, Lewis A and Lewis B Option Agreements over the 4 year deals involves cash payments of $120,000 and share payments of 170,000 shares. Rubicon will be seeking partnerships on its Star Track Gold and Botwood Basin Gold projects.

Rubicon Minerals Corporation is a well-funded junior exploration company with over 300 square kilometres of land holdings in the prolific Red Lake gold camp of Ontario. The Red Lake gold camp hosts two high-grade, world class gold mines including Goldcorp's Red Lake Mine which has a reserve of 4.3 million ounces of gold with an average grade of 1.34 ounces of gold per ton, including the High Grade Zone of 3.8 million ounces of gold with an average grade of 2.05 ounces of gold per ton. Included in Rubicon's Red Lake land package is the recently acquired 100% owned McFinley Gold Project. The strategically located McFinley Gold Project is considered to be a key asset of the Company and lies along a proven gold producing trend and covers approximately four kilometres of strike length potential.

RUBICON MINERALS CORPORATION

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rogers.com
Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC CANADA V6E 4A6

"David W. Adamson"

President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rogers.com
Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC CANADA V6E 4A6

February 28, 2002

Fax: 623-3355

Rubicon Minerals Corporation
888 – 1100 Melville Street
Vancouver, BC
V6E 4A6

Attention: Elisabeth Monger

Dear Sirs\Mesdames:

Re: RUBICON MINERALS CORPORATION ("RMX")
Property-Asset Acquisitions - Submission #72219

This is to confirm that the CDNX has accepted for filing documentation for the following property acquisition transactions:

1. An Option Agreement dated December 24, 2001 (effective February 22, 2002) between the Company and Gary E. Lewis, Cyril M. Reid and Paul Chaffe (collectively, the 'Optionors') whereby the Company may acquire a 100% interest in the Lewis B Property comprised of 321 claims located in the Mining District of Gander Lake, Province of Newfoundland.

   Consideration for the interest in the Property is cash payments totaling $67,000 (over a four-year period) and the issuance of an aggregate of 60,000 common shares (over a four-year period) to the Optionors.

2. An Option Agreement dated December 20, 2001 (effective February 22, 2002) between the Company and Stephen Stares and James Crocker (collectively, the 'Owners') whereby the Company may acquire a 100% interest in the NST Property comprised of 30 claims located in the Mining District of Gander Lake, Province of Newfoundland.

   Consideration for the interest in the Property is cash payments totaling $20,000 and the issuance of an aggregate of 60,000 common shares (an initial 10,000 shares) over a four-year period to the Owners.

3. An Option Agreement dated December 24, 2001 (effective February 22, 2002) between the Company and Gary E. Lewis (the 'Owner') whereby the Company may acquire a 100% interest in the Lewis A Property comprised of 424 claims located in the Mining District of Gander Lake, Province of Newfoundland.

   Consideration for the interest in the Property is cash payments totaling $33,000 and the issuance of an aggregate of 50,000 common shares (an initial 10,000 shares) over a four-year period to the Owner.

CANADIAN VENTURE EXCHANGE
650 WEST GEORGIA STREET, SUITE 2700, P.O. BOX 11633, VANCOUVER, BC CANADA V6B 4N9
TEL (604) 689-3334 FAX (604) 688-6051 WWW.CDNX.COM

Rubicon Minerals Corporation
February 28, 2002
Page two

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6528 / FAX: (604) 844-7502.

Yours truly,

Sean Joe
Analyst
Corporate Finance

SJ\nl

cc: BC Securities Commission, Attention: Corporate Finance

File: ::ODMA\PCDOCS\DOCP\863083\1

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RUBICON MINERALS CORPORATION

By: ______________________
Michael J. Gray
CFO

Date: March 1, 2002